December 21, 2009
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 First Street N.E.
Washington D.C. 20549

Re:	Trinity Biotech Plc Form 20-F for the fiscal year ended December 31, 2008 Filed April 7, 2009 File No. 000-22320
Dear Jeffrey,
Thank you for your letter dated December 9, 2009 and your assistance in helping to improve the company’s Form 20-F disclosures. We acknowledge that:
•	it is the company’s responsibility for the adequacy and accuracy of the disclosure in its filings;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please find my responses to the specific issues raised in your letter:
General
I confirm that our Form 20-F for the fiscal year ended December 31, 2009 will include the substance of our responses as detailed in my letter dated November 12, 2009.
Material Contracts
We propose to disclose the following relevant information on material contracts in our Form 20-F for the fiscal year ended December 31, 2009.
Acquisition of the immuno-technology business of Cortex Biochem Inc
In September 2007, the Group acquired the immuno-technology business of Cortex Biochem Inc (“Cortex”) for a total consideration of US$2,925,000, consisting of cash consideration of US$2,887,000 and acquisition expenses of US$38,000.
The main terms and conditions in the Cortex purchase agreement were as follows:
1.	Trinity Biotech acquired Cortex’s lists of customers and suppliers, inventory of immuno reagents, certain accounts receivable and accounts payable balances and the Cortex Biochem website.

2.	The vendor undertook not to compete directly with the Cortex business for a period of three years after the sale of the business to Trinity

3.	All of the purchase consideration was payable on signing of the contract.

Acquisition of certain components of the distribution business of Sterilab Services UK
In October 2007, the Group acquired certain components of the distribution business of Sterilab Services UK (“Sterilab”), a distributor of Infectious Diseases products, for a total consideration of US$1,489,000, consisting of cash consideration of US$1,480,000 and acquisition expenses of US$9,000.
The main terms and conditions in the Sterilab purchase agreement were as follows:
1.	Trinity Biotech acquired a list of customers, inventory of infectious diseases and autoimmune products and all diagnostic instruments placed with Sterilab’s customers

2.	The vendor undertook not to compete directly with Trinity’s infectious disease business in the United Kingdom for a period of one year after the sale of the Sterilab business to Trinity

3.	All of the purchase consideration was payable on signing of the contract.
Item 19 Exhibits, page 134
Service contracts between Trinity Biotech and its Executive Directors and Officers are not required to be publicly disclosed under Irish company law. For this reason, we will not be including them in the list of exhibits in our 2009 Form 20-F for the fiscal year ended December 31, 2009.
In the event that you have any queries please contact me at +353 1 2769800.
Yours sincerely,
/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Trinity Biotech plc.